101 California Street
San Francisco, CA 94111-5802
T: +1 (415) 591-1000
F: +1 (415) 591-1400
www.winston.com

BEIJING

CHARLOTTE

CHICAGO

GEVEVA

HONG KONG

HOUSTON

LONDON

LOS ANGELES

MOSCOW

NEW YORK

NEWARK

PARIS

SAN FRANCISCO

SHANGHAI

WASHINGTON, D.C.

JAMES E. TOPINKA

Partner

(415) 591-1519

jtopinka@winston.com

April 9, 2012

VIA EMAIL

Mr. Russell Mancuso

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OPTi Inc.
Amendment No. 4 to Preliminary Consent Solicitation Statement on
Schedule 14A Filed on April 2, 2012
File No. 000-21422

Dear Mr. Mancuso:

Thank you for your comment letter dated April 5, 2012 concerning the revised preliminary Consent Solicitation Statement (the “Statement”) filed by OPTi Inc. (the “Company”) on April 2, 2012. The Company has asked me to respond to your comments on its behalf.

The following are the Company’s responses to your comments.

1.	The CEO of the unrelated company contacted the Company on March 19, 2012 to request a meeting with the Company’s Chief Executive Officer. As disclosed in the Statement, that meeting was held on March 24, 2012. Aside from that meeting, no conversations have taken place between the Company and the unrelated company; the conversation at that meeting did not involve any other proposals or negotiations.

2.	As disclosed in the Statement, the Company’s board of directors (the “Board”) considered several alternatives for the Company for over a year before determining that the Company’s shareholders would obtain the greatest return by an orderly winding up and dissolution of the Company. Such alternatives considered by the Board did not include an arrangement with the unrelated company.

April 9, 2012
U.S. Securities and Exchange Commission

3.	The Board was unaware of the unrelated company’s interest until the meeting on March 24, 2012. However, the unrelated company’s interest has not changed the Board’s recommendation that the Company’s shareholders consent to the proposal. The Board, in its business judgment, does not consider a partnership with, or acquisition by, the unrelated company to be a viable alternative for the Company. The unrelated company is MGT Capital Investments, Inc.

4.	The Company believes that a reversal of the Company’s election to wind up and dissolve after distribution of any of the Company’s assets is contrary to the California General Corporation Law. However, there does not appear to be any case law on point, making the outcome of any attempt to reverse the election uncertain.

Please advise me whether the foregoing resolves all pending comments so we can proceed to finalize the Statement for distribution to the Company’s shareholders. Thank you.

Sincerely,

/s/ James E. Topinka

James E. Topinka

cc:	Ms. Allicia Lam, Securities and Exchange Commission (By Email)
Mr. Michael Mazzoni, OPTi Inc. (By Email)